Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

LOULO-GOUNKOTO STILL INVESTING AFTER 13 YEARS

Loulo gold mine, Mali, 3 May 2018 – Randgold’s Loulo-Gounkoto gold mining complex in Mali, already one of the largest of its kind in the world, is still expanding, with the Gounkoto super pit and the new Baboto satellite pit joining its Yalea and Gara underground mines.

Speaking at a site visit for local media, chief executive Mark Bristow said the complex’s all-Malian management team, which steered it to a record performance in 2017, had made a good start to this year, although production was expected to be lower than the previous quarter on the back of forecast lower grades, reflecting the sequencing of mining lower grade blocks at both Loulo and Gounkoto. Although slightly delayed, mining of the Baboto satellite pit was now well on track to support the complex with softer oxide ore feed.

“We expect grades to pick up and production to increase through the rest of the year to deliver our production guidance of 690 000 ounces for 2018,” said Tahirou Ballo, the GM of the complex. Mr Ballo noted that production from the underground mines continued to show a steady improvement since Loulo took over the mining from contractors in 2016.

Chiaka Berthe, the West African GM of operations, said the Loulo-Gounkoto complex represented the largest foreign investment to date in the Malian economy. After all these years it was still investing in new mining projects like the Gounkoto pushback and the new Baboto satellite pit he said. The country is rich in other gold opportunities, and Randgold continues to search for extensions to the known orebodies as well as new discoveries in its extensive Malian landholdings.

In the meantime, Randgold also continues to invest substantially in the sustainable development of its host communities. Some 5 000 students are enrolled at 17 schools built by the company, and last year 52 of them were awarded bursaries for further study. Randgold is also advancing the development of commercially viable agribusiness enterprises, to mitigate the socio-economic impact of the complex’s eventual closure. The project already includes five incubation farms and an agricultural college with 70 students.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Financial Director Graham Shuttleworth +44 779 771 1338	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.